FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
April 20, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

PRESS RELEASE

MTS WINS 3G LICENSE IN RUSSIA

MOSCOW, RUSSIAN FEDERATION – APRIL 20, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT THE COMPANY WON AN IMT-2000/UMTS (3G) FEDERAL LICENSE FOR THE ENTIRE TERRITORY OF RUSSIA.

Today the Russian Ministry of Information and Communications announced the results of a tender for the 3G license. MTS was one of three companies that received a federal license allowing it to provide 3G services in Russia. In accordance with the conditions set forth in the tender documentation, the winning companies are required to begin commercial exploitation of a 3G network in the period of two years from the time they receive the license.

MTS’ 3G network will be using the 1950-1965 MHz, 2015-2020 MHz and 2140-2155 MHz frequencies. MTS subscribers will benefit from the high-speed data transmission using HSDPA technology and will be offered a number of new and innovative services such as video calls, video conferencing, mobile television and many others.

“We are very pleased to have received the 3G license. This will provide the Company with a further impetus in its development and will allow us to introduce to our customers exciting new and convenient products and services. The new technologies will make communicating more fun and productive for our customers,” commented President and CEO of MTS, Leonid Melamed.

The 3G network in Russia will compliment the existing GSM network. The Company is planning to launch 3G services in the largest cities in Russia starting from the second half of this year.

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For further information, please contact:
Mobile TeleSystems, Moscow	Investor Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.16 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ

WWW.MTSGSM.COM

materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date: April 20, 2007